SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Adaptimmune Therapeutics PLC
(Name of Issuer)

Ordinary Shares, par value £0.001
(Title of Class of Securities)

00653A107**
(CUSIP Number)

December 31, 2020
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 7 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** There is no CUSIP number assigned to the Ordinary Shares. CUSIP number 00653A107 has been assigned to the American Depositary Shares ("ADSs") of the Company. Each ADS represents 6 Ordinary Shares.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00653A107	13G/A	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS Matrix Capital Management Company LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 233,845,110
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 233,845,110
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 233,845,110
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 25.18%
12	TYPE OF REPORTING PERSON IA, PN

CUSIP No. 00653A107	13G/A	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS David E. Goel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 233,845,110
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 233,845,110
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 233,845,110
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 25.18%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 00653A107	13G/A	Page 4 of 7 Pages

Item 1(a).	NAME OF ISSUER.

The name of the issuer is Adaptimmune Therapeutics PLC (the "Company").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

The Company's principal executive offices are located at 60 Jubilee Avenue, Milton Park, Abingdon, Oxfordshire OX14 4RX, United Kingdom.

Item 2(a).	NAME OF PERSON FILING:

This statement is filed by:

(i)

Matrix Capital Management Company LP (the "Investment Manager"), a Delaware limited partnership, and the investment adviser to Matrix Capital Management Master Fund, LP (the "Matrix Fund"), with respect to the Shares (as defined in Item 2(d) below) represented by the ADSs directly held by the Matrix Fund; and

(ii)	Mr. David E. Goel (the "Mr. Goel"), the Managing General Partner of the Investment Manager, with respect to the Shares represented by the ADSs directly held by the Matrix Fund.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

The filing of this statement should not be construed as an admission that any of the forgoing persons or any Reporting Person is, for the purposes of Section 13 of the Act, the beneficial owner of the Shares reported herein.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the business office of each of the Reporting Persons is Bay Colony Corporate Center, 1000 Winter Street, Suite 4500, Waltham, MA 02451.

Item 2(c).	CITIZENSHIP:

The Investment Manager is a Delaware limited partnership. Mr. Goel is a citizen of the United States.

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Ordinary Shares, par value £0.001 (the "Shares").

CUSIP No. 00653A107	13G/A	Page 5 of 7 Pages

Item 2(e).	CUSIP NUMBER:

There is no CUSIP number assigned to the Shares. CUSIP number 00653A107 has been assigned to the ADSs of the Company. Each ADS represents 6 Shares.

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO §§ 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☒	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☒	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	☐	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 00653A107	13G/A	Page 6 of 7 Pages

Item 4.	OWNERSHIP.

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The percentages used herein are calculated based upon 928,672,584 Shares outstanding as of November 4, 2020, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020 filed with the Securities and Exchange Commission on November 5, 2020.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

See Item 2. The Matrix Fund, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than 5% of the Shares.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

Item 10.	CERTIFICATION.

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 00653A107	13G/A	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: February 16, 2021

MATRIX CAPITAL MANAGEMENT COMPANY LP

By: /s/ David E. Goel
Name: David E. Goel
Title: Managing General Partner

/s/ David E. Goel
DAVID E. GOEL